

Mail Stop 4546

July 29, 2016

Via E-mail
Mr. Rajat Rai
Chief Executive Officer
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, IL  60045

> **Re:    Akorn, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed May 10, 2016**
> **File No. 001-32360**

Dear Mr. Rai:

We have reviewed your July 8, 2016 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our June 9, 2016 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 69

1. Please revise your disclosure proposed in response to prior comment 1 to separately quantify the provisions recognized during the current period relating to the prior period revenues.  In addition, revise your sensitivity analysis to demonstrate the financial impact of the reasonably likely changes, rather than a fixed percentage change in the significant assumptions.

Note 14 – Segment Information, page 114

2.  We acknowledge your response to prior comment 2.  Please confirm to us that you will include a statement within the Segment Reporting note on a prospective basis that you do not disclose revenues from external customers by product line because to do so would be impracticable.

You may contact Senior Staff Accountants Keira Nakada at (202) 551-3659 or Ibolya Ignat at (202) 551-3636 if you have questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance